Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Seven Three Distilling Holdings, Inc.
301 N Claiborne Avenue
New Orleans, LA 70112
https://www.seventhreedistilling.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Seven Three Distilling Holdings, Inc.
Address: 301 N Claiborne Avenue, New Orleans, LA 70112
State of Incorporation: DE
Date Incorporated: November 14, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 62,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: As a loyal reader of the Seven Three Distilling Co. Newsletter, you are eligible for additional 20% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $10,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $20,000+ within the first 2 weeks | 10% bonus shares

Volume-Based Perks:

Spirit Starter: $500 investment - Recognition on Seven Three Distilling Co.'s thank you page + a $50 gift card.

Master Mixer: $1,000 investment - Enjoy a private tour for two, a $50 gift card, and a custom cocktail kit.

Barrel Patron: $2,500 investment - Private tasting session for four, a $150 gift card, and exclusive access to limited releases.

Distiller's Circle: $5,000 investment - Invitation to an annual distillery event, customized tasting glasses, a $250 gift card, and 7% bonus shares.

Legacy Maker: $10,000 investment - Your name engraved at the distillery on a barrel, exclusive annual VIP event invites, a $500 gift card, and 10% bonus shares.

Founder's Club: $25,000 investment - Lifetime free tours, tasting session combined with barrel selection to be bottled in customized bottles, private tasting party of a barrel, and 10% bonus shares.

Visionary Investor: $50,000 investment - Name engraved on barstool at distillery, limited release batch with name, tasting session combined with barrel selection to be bottled in customized bottles, $3,000 gift card, and 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Seven Three Distilling Holdings, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Seven Three Distilling Company ("Seven Three" or the "Company") is a small-batch distiller of fine American spirits, proudly based in the heart of New Orleans, Louisiana. Founded in 2016, Seven Three Distilling was inspired by a deep love for the city—its resilience, culture, and unmistakable character. Our goal is simple: to craft spirits that embody the essence of New Orleans, celebrating its rich history and diverse neighborhoods. The company's label artwork is trademarked as well as its DBA name.

The business originally operated under Seven Three Distilling Co., LLC. In February 2021, the company became subject to an involuntary Chapter 11 bankruptcy proceeding (Case No. 21-10219) in the United States Bankruptcy Court for the Eastern District of Louisiana. The bankruptcy was triggered by a group of creditors, including 301 North Claiborne, LLC, an entity owned by Jeff Rogers, who was also the landlord of the distillery's leased facility. Mr. Rogers claimed financial obligations owed by the prior entity and was involved in litigation regarding an alleged ownership interest in the business.

As part of the reorganization process, the company's membership interests were sold in a court-supervised auction, and the winning bid of $615,000 was submitted by JR73AC, LLC, an entity controlled by Jeff and Mary Anna Rogers. Following the sale, the Rogerses became the sole owners of the business, acquiring its assets, intellectual property, and operations.

Since the acquisition, Seven Three Distilling has continued operations under new ownership and management, with a commitment to preserving the brand's legacy while expanding its reach in the craft spirits industry.

Competitors and Industry

Distilled Spirits & Tourism - per industry standards, the estimated value of the distillery at this time is approximately $11-13M

Total Revenue overall +80.7% 2024 vs 2023 YTD.

Wholesale revenue is up 233% YTD YOY.

We believe 50% YOY growth is achievable in fiscal years 2025 and 2026 with additional sustained growth in following years. The potential estimated value (per industry standards) in 2030 is $75M+.

The current industry leaders for tourism are Sazerac House & Tito's.

In addition to crafting premium spirits, Seven Three Distilling Co. New Orleans is committed to offering all who visit a top tier experience that will leave them with a true understanding of why New Orleans is a city like no other. Whether through interactive tastings, informative tours, or specialty cocktails, Seven Three aims to deliver that premium experience each and every time all the while highlighting the down south, warm charisma known to draw visitors all over the world to the Crescent City.

Current Stage and Roadmap

Our full spirit lineup, all tour offerings, and event bookings are currently available.

Our most recent brand release, Whiskey Tree Bourbon, has had an extremely positive initial response in the market. In terms of expansion, we will begin to offer various barrel finishes and profiles. In addition to adding this brand to our current Single Barrel Program which continues to grow.

Other developments will include the expansion of our event offerings available for private bookings as well as additional rickhouses to keep up with the growing bourbon storage needs for both Bywater Bourbon and Whiskey Tree Bourbon.

The Team

Officers and Directors

Name: Jeffrey Rogers

Jeffrey Rogers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: April, 2015 - Present
  Responsibilities: Jeff and his wife Mary Anna founded Seven Three Distilling Co. New Orleans in 2015. Jeff leads the company, handling all major decisions in all areas.

Name: Joseph Quilio

Joseph Quilio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO & Board Member
  Dates of Service: March, 2022 - Present
  Responsibilities: Oversee day to day operations and fiscal responsibility of Seven Three Distilling Holdings.

Other business experience in the past three years:

- Employer: NOPSI Hotel
  Title: General Manager
  Dates of Service: February, 2020 - March, 2022
  Responsibilities: Oversaw all operations to ensure the property was run efficiently, delivered exceptional guest experiences, and met financial goals. Managed team, budgets, and strategic planning while maintaining high standards in hospitality, customer satisfaction, and compliance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Seven Three Distilling Holdings, Inc. was formed on 11-14-2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Seven Three Distilling Holdings, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on

one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Business Has Undergone a Bankruptcy and Ownership Transition, Which May Present Operational and Financial Risks
The business currently operated as Seven Three Distilling Company was formerly owned by Seven Three Distilling Co., LLC, which was subject to an involuntary Chapter 11 bankruptcy proceeding in 2021. The bankruptcy was initiated by multiple creditors, including 301 North Claiborne, LLC, an entity owned by Jeff Rogers, the Company's current owner and its former landlord. The prior entity and Mr. Rogers were also engaged in litigation regarding an alleged ownership interest in the business. As part of the bankruptcy process, the business was acquired by new ownership in a court-supervised auction, and its assets were transferred to the current entity. While the Company continues to operate under its established brand, the previous bankruptcy may present reputational risks, potential disruptions in vendor relationships, or unforeseen claims related to the prior entity. Additionally, while the Company does not assume direct liabilities from the previous business, any historical challenges may still impact operations. There is no guarantee that the ownership transition will result in long-term success, and investors should carefully evaluate these factors before making an investment decision.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JR73AC, LLC (Jeffrey Rogers)	6,331,500	Common Stock	90.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 7,900,000 with a total of 7,035,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 0
  Use of proceeds: Shares issued as part of the formation of the company.
  Date: November 14, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue in 2022 was $360,914 compared to $886,227 in 2023.

The change resulted from our tasting room, wholesale, tour, and other revenue totals.

<u>Cost of Goods Sold</u>

Cost of Goods Sold in 2022 was $255,066 compared to $723,059 in 2023

The change resulted from an increase in wholesale, retail spirits, and merchandise.

<u>Gross Margins</u>

Gross Margins in 2022 were 18% compared to 23% in 2023.

Bourbon production for future inventory is our leading expense.

<u>Expenses</u>

Expenses in 2022 were $280,936 compared to $602,220 in 2023.

Sum of operating expenses for both years

Historical results and cash flows:

We do not believe historical cash flows to be indicative of future revenue and cash flows. Our goal is to achieve higher profitability which would in turn lead to reinvestments into the distillery for long term growth. We expect cash flow to be indicative of our growth to which we see continuous revenue increases. This continued increase will allow more flexibility for cash flow and profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2025, the Company has capital resources available in the form of a line of credit for $500,000 from Hancock Whitney.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Campaign funds will allow for further growth and investments that either would not have occurred or would occur at a far slower rate.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately one year. This is based on a current monthly burn rate of $20k for expenses related to inventory and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate until Q3 of 2027 This is based on a projected monthly burn rate of $20,000 for expenses related to warehouse expansion for additional barrel storage.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No current plans for other capital raises.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $14,070,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Expansion
  40.0%
  Funds will be used toward warehouse expansion & a secondary location.

- Marketing
  18.0%
  Funds will be used toward marketing.

- Operations
  15.0%
  Funds will be used toward existing company operations.

- Inventory
  20.5%
  Funds will be used toward purchasing inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.seventhreedistilling.com (www.seventhreedistilling.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/seven-three-distilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Seven Three Distilling Holdings, Inc.

[See attached]

SEVEN THREE DISTILLING COMPANY LLC

Reviewed Financial Statements
Years Ended December 31, 2023 and 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Seven Three Distilling Company LLC
Slidell, Louisiana

We have reviewed the accompanying financial statements of Seven Three Distilling Company LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

November 22, 2024
Los Angeles, California

SEVEN THREE DISTILLING COMPANY LLC

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 32,604	$ 122,428
Accounts Receivable, net	122,290	9,324
Inventory	1,182,173	384,728
Prepaids and Other Current Assets	5,139	33,571
Total Current Assets	**1,342,206**	**550,051**
Property and Equipment, net	387,170	346,614
Intangible Asset	3,400	-
Security Deposit	1,504	1,504
Total Assets	**$ 1,734,280**	**$ 898,169**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 23,719	$ 12,384
Credit Cards	21,346	598
Current Portion of Related Party Loans	30,412	21,488
Current Portion of Loans and Notes	8,772	-
Other Current Liabilities	39,502	3,539
Total Current Liabilities	**123,751**	**38,009**
Loans and Promissory Notes, net of current portion	143,863	152,635
Related Party Loan	1,648,910	420,000
Total Liabilities	**1,916,524**	**610,644**
MEMBERS' EQUITY		
Members' Equity	(182,244)	287,525
Total Members' Equity	**(182,244)**	**287,525**
Total Liabilities and Members' Equity	**$ 1,734,280**	**$ 898,169**

See accompanying notes to financial statements.

SEVEN THREE DISTILLING COMPANY LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 886,227	$ 360,914
Cost of Goods Sold	723,059	255,066
Gross Profit	**163,168**	**105,848**
Operating Expenses		
General and Administrative	506,718	236,212
Sales and Marketing	95,502	44,724
Total Operating Expenses	**602,220**	**280,936**
Net Operating Loss	**(439,052)**	**(175,088)**
Interest Expense	8,772	4,097
Other Loss	21,945	148,290
Loss Before Provision for Income Taxes	**(469,769)**	**(327,475)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (469,769)**	**$ (327,475)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2021	**$ -**
Members' Contribution	615,000
Net Loss	(327,475)
Balance—December 31, 2022	**$ 287,525**
Net Loss	(469,769)
Balance—December 31, 2023	**$ (182,244)**

See accompanying notes to financial statements.

SEVEN THREE DISTILLING COMPANY LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(469,769)	$	(327,475)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property and Equipment		118,456		86,654
Amortization of Intangible Assets		850		-
Changes in operating assets and liabilities:				
Inventory		(797,445)		(384,728)
Accounts Receivable, net		(112,966)		(9,324)
Prepaids and Other Current Assets		28,432		(33,571)
Accounts Payable		11,335		12,384
Credit Cards		20,748		598
Other Current Liabilities		35,963		3,539
Security Deposit		-		(1,504)
Net Cash Used In Operating Activities		**(1,164,396)**		**(653,427)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(159,012)		(433,268)
Purchases of Intangible Assets		(4,250)		-
Net Cash Used in Investing Activities		**(163,262)**		**(433,268)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		-		152,635
Borrowing on Related Party Loan		1,237,834		441,488
Members' Cotribution	.			615,000
Net Cash Provided by Financing Activities		**1,237,834**		**1,209,123**
Change in Cash and Cash Equivalents		**(89,824)**		**122,428**
Cash and Cash Equivalents—Beginning of Year		122,428		-
Cash and Cash Equivalents—End of Year	**$**	**32,604**	**$**	**122,428**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,772	$	4,097

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Seven Three Distilling Company LLC was originally established as Old Treme Distillery, LLC, on April 13, 2015, in Louisiana. The company changed its name to Faubourg Distillers, LLC on July 9, 2015, and later adopted its current name, Seven Three Distilling Company LLC, on May 16, 2016. In March 2022, the distillery was purchased from the previous owner by Jeff Rogers, the current member of the Company, resulting in the financial records of the Company starting from scratch. The financial statements of Seven Three Distilling Company LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Slidell, Louisiana.

Seven Three Distilling Company LLC crafts premium spirits, producing a diverse range of small-batch whiskeys, vodkas, and rums. The company partners with Republic National as its distributor, ensuring its lineup reaches both on-premises and off-premises markets through a dedicated sales team. Additionally, its on-site tasting room offers tours, tastings, and direct bottle sales, alongside hosting special events to engage visitors and promote its brand.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss is needed.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture, Fixtures & Equipment	5 years
Distillery Equipment	5 years
Barrel Shells	5 years
Vehicle	5 years

Intangibles

Intangible assets with finite lives, such as website development costs, are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point-in-time when a customer takes possession of the goods.
- Online Sales: Revenue is recognized at a point-in-time when a customer takes possession of the goods.
- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the cost of spirits, direct labour and merchandise.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $95,502 and $44,724, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 23, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Expenses	$ 5,139	$ 33,571
Total Prepaids and other current asset	**$ 5,139**	**$ 33,571**

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Expenses	$ 12,083	$ -
Payroll Payable	22,748	767
Tax Payable	4,213	2,772
Other Current Liabilities	458	-
Total Other Current Liabilities	**$ 39,502**	**$ 3,539**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Raw Materials	$ 323,336	$ 76,902
Semi-Finished Goods	804,233	267,945
Finished Goods	54,604	39,881
Total Inventory	**$ 1,182,173**	**$ 384,728**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Furniture, Fixtures & Equipment	$ 87,511	$ 87,510
Distillery Equipment	289,620	289,620
Barrel Shells	128,383	56,138
Vehicle	86,766	-
Property and Equipment, at cost	**592,280**	**433,268**
Accumulated Depreciation	(205,110)	(86,654)
Property and Equipment, net	**$ 387,170**	**$ 346,614**

Depreciation expenses for the years ended December 31, 2023, and 2022 were $118,456 and $86,654, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Website Development Cost	$ 4,250	-
Intangible Assets, at cost	**4,250**	**-**
Accumulated Amortization	(850)	-
Intangible Assets, net	**$ 3,400**	**$ -**

Amortization expenses for the years ended December 31, 2023, and 2022 were $850 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 850
2025	850
2026	850
2027	850
Thereafter	-
Total	**$ 3,400**

7. DEBT

The Company had an outstanding term loan payable, details of which is as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA - EIDL Loan	$ 150,000	3.75%	01/06/2020	01/06/2050	$ 8,772	$ 143,863	$ 152,635	$ -	$ 152,635	$ 152,635
Total					**$ 8,772**	**$ 143,863**	**$ 152,635**	**$ -**	**$ 152,635**	**$ 152,635**

The summary of the future maturities is as follows:

As of December 31,	2023
2024	$ 8,772
2025	8,772
2026	8,772
2027	8,772
2028	8,772
Thereafter	108,775
Total	**$ 152,635**

Related Party Loans

During the years presented, the Company received loans from its owner, Jeff Rogers, as well as from his company, Honey Island Adventures, Inc. The details of the loans from the owners are as follows:

				As of December 2023			As of December 2022		
Related Parties	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jeff Rogers	$ 1,648,910	0%	1/1/2027	$ -	$ 1,648,910	$ 1,648,910	$ -	$ 420,000	$ 420,000
Honey Island Adventures, Inc	30,412	0%	No set maturity	30,412	-	30,412	21,488	-	21,488
Total				**$ 30,412**	**$ 1,648,910**	**$ 1,679,322**	**$ 21,488**	**$ 420,000**	**$ 441,488**

The imputed interest on 0% interest loans was considered immaterial and, therefore, not recorded.

The maturity date of the loan from Jeff Rogers was extended to January 1, 2027, in the subsequent period, resulting in the entire outstanding balance being classified as a non-current liability.

The loan from Honey Island Adventures, Inc. has no set maturity date and can be called at any time; hence, it has been classified as a current liability.

8. EQUITY

The ownership percentages of the members are as follows:

Member'S Name	Ownership Percentage
Jeff Rogers	90.0%
Luka Cutura	5.0%
Joseph Quilio	5.0%
Total	**100.0%**

The Company is manager-managed, with the manager making every effort to distribute net profits to members based on their membership interests each calendar quarter, provided operating proceeds are deemed available for distribution at the manager's sole discretion. For matters requiring a vote, each membership interest is entitled to cast votes equivalent to its percentage ownership in the Company, which must be voted in full.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

During the years presented, the Company received loans from its owner, Jeff Rogers, and his company, Honey Island Adventures, Inc. The imputed interest on the 0% interest loans was deemed immaterial and, therefore, not recorded. As of December 31, 2023, and December 31, 2022, the outstanding loan balances owed to Jeff Rogers were $1,648,910 and $420,000, respectively. The outstanding balances owed to Honey Island Adventures, Inc. were $30,412 and $21,488, respectively.

In 2023 and 2022, the Company made rent payments to Seven Three, a company owned by its founder, Jeff Rogers. No formal rental agreement is in place. The total rent paid was $144,999 in 2023 and $88,094 in 2022.

11. SUBSEQUENT EVENTS

The Company is in the process of converting from an LLC to a C-Corporation pursuant to raising funds on a crowdfunding platform under the regulations of crowdfunding.

The maturity date of the loan from Jeff Rogers ($1,648,910) was extended to January 1, 2027, resulting in the entire outstanding balance being classified as a non-current liability.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF SEVEN THREE DISTILLING

Award-Winning Spirits Grown in Louisiana, Made in New Orleans

Seven Three Distilling Co. is a family-owned, award-winning distillery located in the heart of New Orleans. In our 9th year, our Bywater Bourbon line alone reached 187% growth equivalent to 2.9x the previous year.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SEVEN·THREE
DISTILLING CO
73
BYWATER
BOURBON
WHISKEY TREE
BOURBON WHISKEY
ST.ROCH
VODKA

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.00 Per Share

MIN INVEST
$500

VALUATION
$14.07M

REASONS TO INVEST

- Seven Three Distilling crafts award-winning spirits with locally sourced ingredients from the Mississippi River Delta. Each bottle captures the rich, authentic flavors of New Orleans.
- Our Bywater Bourbon is fueling growth with an increase in wholesale distribution, marking 136% YOY growth by the end of 2024. Seven Three Distilling is focused on expansion in the bourbon market, adding warehouse space for barrel storage as well as a secondary site focused on additional bourbon distillation and tourism.
- Guided by renowned Master Blender Nancy Fraley, Seven Three Distilling has garnered multiple awards in prestigious competitions for our diverse range of spirits.

THE PITCH

A New Orleans Legacy: Crafting Award Winning Spirits



OUR SPIRITS
BYWATER FOUR GRAIN BOURBON
BYWATER BOURBON
WHISKEY TREE WHEATED BOURBON
WHISKEY TREE HIGH RYE BOURBON
ST ROCH VODKA
ST ROCH CUCUMBER VODKA
IRISH CHANNEL WHISKEY


GENTILLY
GIN
BARREL RESERVE
GENTILLY GIN
BLACK
PEARL RUM

Seven Three Distilling Co. blends the unique flavors of New Orleans with world-class distilling expertise to create premium spirits. Our award-winning lineup includes Bywater Wheated Bourbon, Irish Channel Whiskey, St. Roch Vodka, and more. With 9 years in the industry and recent growth, we're on a mission to expand our footprint across the U.S. and beyond, backed by partnerships with Creole Cuisine and Abita Brewing. Join us as we continue to craft spirits that reflect the soul of our city.

THE OPPORTUNITY

Locally Grown, Expertly Distilled, & Nationally Distributed


LOCALLY FARMED
INGREDIENTS
CORN
WHEAT
SUGARCANE

At Seven Three Distilling, we are dedicated to crafting spirits that embody the spirit of New Orleans. Using locally sourced ingredients like corn, wheat, and sugarcane, we produce small-batch, premium spirits that stand out in a competitive market. Our award-winning Bywater Bourbon and other lines reflect the city's rich cultural heritage, honoring New Orleans' historical ties to Kentucky Bourbon.

We generate revenue by wholesaling directly to bars, restaurants, and liquor retailers, with plans to expand our geographic footprint. Currently available in Louisiana and Mississippi, we are actively working to expand into additional markets within the coming years, driven by our sales growth. With the expertise of renowned blender Nancy Fraley, recently selected as the 2024 Master Blender of the Year by Women of Whiskey, we ensure every bottle meets the highest quality standards. Nancy is the architect of our newest offering, Whiskey Tree Bourbon, crafted to capitalize on growing market trends. In her words, Whiskey Tree is "the perfect marriage between the 300-year history of Bourbon in New Orleans and the French Cognac tradition, which also has a rich history there, and is the delicious offspring of both traditions." Our strong local connections further build lasting customer relationships.

THE MARKET & OUR TRACTION

Capturing the Spirit of a Growing Market

The U.S. spirits market is thriving, with bourbon experiencing a 7% CAGR, and New Orleans having a strong cultural connection to whiskey. We believe Seven Three Distilling is ready for substantial growth, especially with our Bywater Bourbon. Our partnerships with Creole Cuisine and Abita Brewing strengthen our local market presence, while we look to secure other exciting upcoming partnerships to boost brand visibility across Louisiana.


GLOBAL BOURBON SPIRITS MARKET
7%
PROJECTED CAGR
REVENUE
$8 B
$15 B
2022
2023
2024
2025
2026
2027
2028
2029
2030

With a 67% YOY revenue increase and an expanding footprint in states like Mississippi, Alabama, and Texas, we feel we're positioned for continued growth. Our award-winning spirits, backed by experience and accolades, reflect our unwavering commitment to quality.


2024 AWARDS
CHANNEL
IRISH
WHISKEY
BYWATER
BOURBON
BLACK PEARL
RUM
ST. ROCH
VODKA
GENTILLY
GIN
SAN FRANCISCO WORLD SPIRITS COMPETITION
GOLD
BRONZE
SAN FRANCISCO WORLD SPIRITS COMPETITION


CHANNEL
WHISKEY
BYWATER
BOURBON
AMERICAN SPIRITS
2024
ASCOT AWARDS
DOUBLE PLATINUM
WINNER
COUNCIL OF TASTERS
AMERICAN SPIRITS
2024
ASCOT AWARDS
DOUBLE PLATINUM
WINNER
COUNCIL OF TASTERS
AMERICAN SPIRITS COUNCIL OF TASTERS

WHY INVEST

Be Part of a Premium Spirits Brand on the Rise


WHISKEY
TREE

Investing in Seven Three Distilling means joining a company rooted in New Orleans culture, crafting premium spirits with a clear vision for national expansion. With award-winning products, a world-renowned master blender, and strong partnerships, this funding will fuel our growth into new markets, support new product launches, and enhance our leadership in the bourbon and vodka segments.

Become part of our journey to share the spirit of New Orleans with the world. Invest in Seven Three Distilling today.

ABOUT

HEADQUARTERS
301 N Claiborne Avenue
New Orleans, LA 70112

WEBSITE
View Site

Seven Three Distilling Co. is a family-owned, award-winning distillery located in the heart of New Orleans. In our 9th year, our Bywater Bourbon line alone reached 187% growth equivalent to 2.9x the previous year.

TERMS

Seven Three Distilling

Overview

PRICE PER SHARE	VALUATION
$2	$14.07M
DEADLINE	**FUNDING GOAL**
Feb. 28, 2025 at 12:11 AM UTC	$124K - $1.24M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$500	Equity
MAX INVESTMENT	**SHARES OFFERED**
$1,235,000	Common Stock

MIN NUMBER OF SHARES OFFERED
62,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,734,280	$898,169
Cash & Cash Equivalents	$122,428	$32,604
Accounts Receivable	$9,324	$122,290
Short-Term Debt	$123,751	$38,009
Long-Term Debt	$1,916,524	$610,644
Revenue & Sales	$886,227	$360,914
Costs of Goods Sold	$723,059	$255,066
Taxes Paid	$0	$0
Net Income	-$469,769	-$327,475

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: As a loyal reader of the Seven Three Distilling Co. Newsletter, you are eligible for additional 20% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $10,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $20,000+ within the first 2 weeks | 10% bonus shares

Volume-Based Perks:

Spirit Starter: $500 investment - Recognition on Seven Three Distilling Co.'s thank you page + a $50 gift card.

Master Mixer: $1,000 investment - Enjoy a private tour for two, a $50 gift card, and a custom cocktail kit.

Barrel Patron: $2,500 investment - Private tasting session for four, a $150 gift card, and exclusive access to limited releases.

Distiller's Circle: $5,000 investment - Invitation to an annual distillery event, customized tasting glasses, a $250 gift card, and 7% bonus shares.

Legacy Maker: $10,000 investment - Your name engraved at the distillery on a barrel, exclusive annual VIP event invites, a $500 gift card, and 10% bonus shares.

Founder's Club: $25,000 investment - Lifetime free tours, tasting session combined with barrel selection to be bottled in customized bottles, private tasting party of a barrel, and 10% bonus shares.

Visionary Investor: $50,000 investment - Name engraved on barstool at distillery, limited release batch with name, tasting session combined with barrel selection to be bottled in customized bottles, $3,000 gift card, and 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Seven Three Distilling Holdings, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:56 PM 11/14/2024
FILED 03:56 PM 11/14/2024
SR 20244216396 - File Number 10007726

CERTIFICATE OF INCORPORATION OF SEVEN THREE DISTILLING HOLDINGS, INC.

Article I

The name of the corporation is Seven Three Distilling Holdings, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Seven Million Nine Hundred Thousand (7,900,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on November 7, 2024.

Jeffrey S. Marks

Jeffrey S. Marks, Incorporator